NO ACT

PE 5-10-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2010

Received SEC
MAY 1 0 2010
Washington, DC 20549

Act 1934
Section
Rule 13e-4(f)(3)
Public Availability May 10, 2010



David S. McCarthy, Esq.
Schiff Hardin LLP
223 South Wacker Drive
Suite 6600
Chicago, IL 60606

Re: CBOE Holdings, Inc. Request for No-Action Relief under Rule 13e-4(f)(3)

Dear Mr. McCarthy,

We are responding to your letter dated May 10, 2010 addressed to Nicholas P. Panos, as supplemented by telephone conversations with the Division of Corporation Finance staff, with regard to your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and facts presented in your letter, the Division staff will not recommend that the Commission take enforcement action under Rule 13e-4(f)(3) of the Securities Exchange Act of 1934 ("Exchange Act") if CBOE Holdings, Inc., conducts the issuer tender offers in the manner described in your letter. We considered the following facts, among others, in granting the no-action request:

- The characteristics of the security holder base holding the classes of securities that are the subject of the offers;
- The lack of a public market for the subject classes of securities;
- The same specified guaranteed percentage of securities will be sought from each security holder;
- The Company will be able to verify the identity of each security holder and reliably determine the number of shares owned by each security holder;
- To the extent an offer is oversubscribed, but some security holders have tendered less than their guaranteed percentage, the Company will purchase additional shares from all other security holders that tender more than their guaranteed percentage on a pro rata basis in accordance with Rule 13e-4(f)(3); and

- The offers are structured to treat all security holders of the subject classes in an identical manner inasmuch as each security holder is given the same opportunity to tender the same percentage of his or her shares and each is assured that a certain percentage of his or her shares will be purchased in the tender offers.

The foregoing no-action position is based solely on your representations and the facts presented in your letter dated May 10, 2010, as supplemented by telephone conversations with the Division staff. Any different facts or circumstances may require a different conclusion. The proposed transactions should be discontinued, pending further consultations with the Division staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 and Rule 14e-3 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rests with the Company. This response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed offers.

Sincerely,



Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance



6600 Sears Tower
Chicago, Illinois 60606
t 312.258.5500
f 312.258.5600
www.schiffhardin.com

David S. McCarthy
312-258-5653
dmccarthy@schiffhardin.com

May 10, 2010

Division of Corporation Finance
Office of Mergers and Acquisitions
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Nicholas P. Panos, Senior Special Counsel

Ladies and Gentlemen:

We are writing on behalf of our client, CBOE Holdings, Inc. (the "Company"), in connection with two proposed issuer tender offers to be conducted after the consummation of an initial public offering of a class of common stock of the Company, such offers to be made for two other classes of common stock subject to transfer restrictions.

The Company proposes to structure the offers such that each holder of shares of the two classes is guaranteed that a certain percentage of that holder's shares of each class is purchased in the tender offers.

We are writing to request, on behalf of the Company, that the staff of the Securities and Exchange Commission confirm that it will not recommend that the Commission take enforcement action with respect to the offers pursuant to Rule 13e-4(f)(3).

Background of the Transactions

The Company is currently a wholly owned subsidiary of Chicago Board Options Exchange, Incorporated, a Delaware membership corporation ("CBOE"). CBOE is in the process of demutualizing from a Delaware membership corporation into a Delaware stock corporation. As part of the demutualization, CBOE will become a wholly owned subsidiary of the Company, which will issue shares of its Class A Common Stock (the "Class A Shares") to its current members. In addition, at the time of the demutualization, the Company will also issue shares of its Class B Common Stock (the "Class B Shares") to the class members of a Delaware class action lawsuit brought on behalf of a class of individuals claiming that they were, or had the right to become, members of CBOE. The issuance of the Class A Shares will be registered under the Securities Act of 1933 on a Registration Statement on Form S-4 (No 333-140574). The issuance of the Class B Shares will be exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 3(a)(10) thereunder as a result of the fact that the Class B Shares will be issued pursuant to a judicially approved class action settlement.



The Company plans to conduct an initial public offering ("IPO"), which is intended to close contemporaneously with the demutualization. In the IPO, the Company will offer to the public shares of a class of securities called Unrestricted Common Stock. In addition, the Company will permit a small portion of the Class A Shares and Class B Shares to be sold in the IPO; the board of directors will remove the transfer restrictions associated with any such shares sold and as a result, as provided in the Company's certificate of incorporation, those shares will be converted into shares of Unrestricted Common Stock. The offering of shares of Unrestricted Common Stock will be registered under the Securities Act of 1933 on a Registration Statement on Form S-1 (No. 333-165393). The Unrestricted Common Stock will be listed on the Nasdaq Global Select Market ("Nasdaq"), and will be registered under Section 12 of the Securities Exchange Act of 1934. As provided in the Company's certificate of incorporation, the Class A Shares and Class B Shares issued in the demutualization and settlement and not sold in the secondary will automatically convert as a result of the IPO into shares of Class A-1 Common Stock (the "Class A-1 Shares") and shares of Class A-2 Common Stock (the "Class A-2 Shares"). Each Class A Share will convert into one-half Class A-1 Share and one-half Class A-2 Share. Likewise, each Class B Share will convert into one-half Class A-1 Share and one-half Class A-2 Share. As provided in the Company's certificate of incorporation, Class A-1 Shares will be subject to restrictions on transfer for 180 days and Class A-2 Shares will be subject to restrictions on transfer for 360 days. At the end of these periods, these shares will automatically convert into shares of Unrestricted Common Stock, which will not have transfer restrictions. The conversions will be exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 3(a)(9) thereunder.

During each applicable restriction period, Class A-1 Shares and Class A-2 Shares may not be directly or indirectly assigned, offered for sale, sold, transferred or otherwise disposed of, except pursuant to limited exceptions set forth in the Company's certificate of incorporation, which provides for certain permitted transfers to affiliates, family members, qualified trusts and estates, as well as certain pledges and the potential transfer upon a bona fide foreclosure resulting therefrom. Any transferee will likewise be subject to the same restrictions. These restrictions can be waived by the board of directors of the Company, and will be waived in connection with the purchase under the tender offers. In addition to the restrictions described above, all Class A-1 Shares and Class A-2 Shares must be registered in the name of the owner and may not be registered in the name of any nominee or broker. The company believes that Class A-1 Shares and Class A-2 Shares will not have any value for margin or net capital purposes until such shares convert to Unrestricted Common Stock and are freely tradeable. At the time of the proposed offers, it is currently anticipated that the Class A-1 Common Stock and Class A-2 Common Stock will not be registered under Section 12 of the Securities Exchange Act of 1934. Since the Class A-1 Shares and Class A-2 Shares are subject to transfer restrictions, no market for such shares should develop. Since the shares are subject to the transfer restrictions and since the owner must be the registered holder of the stock, the Company will, at all times during the restriction period, be able to reliably determine the identity of each shareholder and the number of shares owned by each shareholder.

The transfer restrictions on the Class A-1 Shares and Class A-2 Shares are being put into place at the recommendation of the underwriters, who have advised that the transfer restrictions are necessary to provide IPO investors with some assurance that the market will not have to absorb the supply of Class A-1 Shares and Class A-2 Shares for a period of time after the IPO has closed. The Company will agree in the underwriting agreement for the IPO to not permit any reduction in the duration of, or removal of, the transfer restrictions without the prior consent of the underwriters, except to the extent required to permit the consummation of the tender offers.

The Company proposes to commence tender offers for Class A-1 Shares and Class A-2 Shares after the IPO. The principal purpose of the offers is to afford the CBOE members liquidity during the period that their shares will remain restricted. Approximately 82% of the Class A-1 Shares and the Class A-2 Shares will be owned by members of the CBOE who received Class A Shares in the demutualization. The CBOE membership is heavily represented by individual members, retirees and small, closely held firms, who the Company believes have greater liquidity needs than the typical institutional investor. For example, CBOE believes that members of this type may have a significant portion of their respective net worths represented by stock with transfer restrictions, and may desire to diversify holdings. In addition, members of the CBOE currently have access to the exchange trading facilities as part of their equity ownership in CBOE, but in connection with the demutualization, members will no longer have such access as part of their ownership. After the demutualization, members who use their trading privileges will need to obtain an access permit from the exchange and pay access fees for such permit. The offers, particularly with the modified proration discussed below, will permit these members a predictable way to help pay access fees. Conversely, a substantial number of members do not need the trading privileges (due to holding multiple memberships, holding memberships as an investment, and retirement), and currently lease the trading privileges to third parties. In connection with the demutualization, these holders will no longer be able to lease their seats and as a result will no longer receive the revenue derived from such leases. The offers, particularly with the modified proration discussed below, will permit these members a predictable way to help offset lost income.

Description of the Tender Offers

The Company proposes to make two tender offers, one for its Class A-1 Shares and one for its Class A-2 Shares. It is currently expected that each offer will be commenced between the 60th and 120th day after the closing of the IPO. The offers would be conducted simultaneously. Each offer will be made for the same number of shares at the same fixed price per share. The Company anticipates that the aggregate purchase price in the two tender offers, if fully subscribed, would roughly approximate the net proceeds to the Company, after expenses, of the IPO. The offers will be open for a full twenty business days, subject to extension, as required by Rule 13e-4. The Company currently expects the price per share offered in the tender offers will approximate the prevailing per share market price for the Unrestricted Common Stock at the time the offers are commenced. If the price is changed while the offers are pending, the Company will ensure that the offers remain open at least a further ten business days.



Participation in each offer will be entirely voluntary. Neither the Company nor its board of directors will make any recommendation to holders of the Class A-1 Shares and Class A-2 Shares as to whether to participate in the offers. Class A-1 Shares and Class A-2 Shares not purchased in the offers will remain outstanding; shares purchased in the offers will be retired. Neither offer is conditioned on a minimum number of shares tendered, nor are they conditioned on the acceptance and purchase of shares in the other offer. A holder may tender up to all of such holder's Class A-1 Shares and Class A-2 Shares.

Discussion and Analysis

Because the Company will be an issuer with a class of equity securities registered under the Securities Exchange Act of 1934, a tender offer for any class of equity securities will be subject to Rule 13e-4, in addition to Section 14(e) and Regulation 14E.

Rule 13e-4(f)(3) requires that, when an issuer or its affiliate makes a tender offer for less than all of the outstanding equity securities of a class and a greater number of securities is tendered than the offeror is bound or willing to purchase, the securities purchased shall be taken up and paid for as nearly as may be pro rata, disregarding fractions, according to the number of securities tendered by each holder during the period the offer remains open. Stated somewhat differently, tender offer proration as mandated by Rule 13e-4(f)(3) involves the application of a proration factor to all shares tendered in an oversubscribed offer.

The Company wishes to structure the tender offers so that each holder will be guaranteed acceptance of a specified percentage of such holder's Class A-1 Shares and Class A-2 Shares. The guaranteed percentage will be the same in each offer. The total fixed number of shares subject to each offer will be equal to the guaranteed percentage multiplied by the number of outstanding shares of the class.

Depending on the results of the tender offers, there could be results that conflict with Rule 13e-4(f)(3). If an offer is not oversubscribed, the Company will purchase all shares tendered pursuant to that offer, and no conflict with Rule 13e-4(f)(3) will exist. However, if the offer is oversubscribed, the results will be inconsistent with Rule 13e-4(f)(3). If an offer is oversubscribed, and every holder has tendered a number of shares equal to or in excess of the guaranteed percentage, no holder will have more than its guaranteed percentage accepted. If an offer is oversubscribed, but some holders have tendered less than the guaranteed percentage and some more than the guaranteed percentage, the Company will accept all shares tendered by each holder up to the guaranteed percentage, then apply strict proration in accordance with Rule 13e-4(f)(3), but only with respect to any remaining shares tendered in excess of the guaranteed percentage. We refer in this letter to this method of proration as "modified proration." Because modified proration can result in the purchase of shares tendered by a holder in an oversubscribed offer in excess of that holder's pro rata share of all shares tendered, modified proration is inconsistent with the plain reading of Rule 13e-4(f)(3).

However, there are policy reasons in the instant case which support the use of modified pro ration. In some instances, predictability of the results of tendering into an offer may provide benefits to security holders, taking into consideration the composition of the shareholder group and the group's inability to access a public market. A smaller holder who does not regularly participate in tender offers may not be sufficiently familiar with proration mechanics to understand that it may be necessary to tender a number of shares in excess of the number of shares such holder wishes to sell in order to achieve a desired result. Even if the holder is familiar with proration mechanics, the Company believes that many holders value their continuing equity ownership in the Company and will not want to run the risk of selling more shares than are needed to meet current liquidity needs. Modified proration also provides these types of holders with certainty as to the results of a tender. Accordingly, without modified proration, the holders of the Class A-1 and Class A-2 Shares may not view the tender offers as a viable liquidity option and this may adversely effect their willingness to participate in the offers. The Company believes that there is a benefit to the holders of the Class A-1 and Class A-2 Shares in maximizing participation in the offers, since participation will reduce the number of shares of Unrestricted Stock that may be sold into the public market at the time the transfer restrictions on the Class A-1 and Class A-2 Shares expire and such shares convert into Unrestricted Common Stock.

Modified proration is also consistent with the policy reasons for pro rata acceptance, which is to avoid the coercive effects of first come, first served acceptance. See Release No. 34-16112 at Section IV (E)(4). In addition, in appropriate circumstances, modified proration is consistent with the administration of Rule 13e-4 and with past practice of the staff in granting no action relief. See *The Journal Company* (available July 24, 2003); *ARAMARK Corporation* (available November 20, 2001); *United Parcel Service, Inc* .(available February 4, 2000). See also *Peter Kiewit Sons', Inc.* (available May 17, 2005).

In *The Journal Company*, the staff advised an issuer that it would not recommend enforcement action if it used similar modified proration with respect to a cash tender offer for a non-publicly traded class of common stock immediately following an IPO. The rationale advanced by the proponent for the relief sought was the importance of predictability of the results of the offer to the holders, given the lack of public trading market and the composition of the shareholder group. We believe these factors are equally at play in the Company's proposed offers. In granting relief to Journal Company, the staff noted (1) the characteristics of the security holder base holding the class of securities that is the subject of the offer, (2) the lack of a public market for the subject class of securities, (3) the same specified guaranteed amount and maximum amount of securities will be sought from each security holder, (4) to the extent some security holders do not tender their guaranteed amount, the issuer will purchase additional shares from all other security holders that tender more than their guaranteed amount on a pro rata basis, and (5) the offer is structured to treat all security holders of the subject class in an identical manner inasmuch as each is given the same opportunity to tender the same percentage of his or her shares and each is assured that a certain percentage of his or her shares will be purchased in the tender offer. These factors are consistent with the terms of the proposed offers as described above.



With respect to the first factor, we believe the staff was noting the absence of a public shareholder base in the relevant class. The Journal Company shareholders in the restricted class were largely (but not exclusively) employees and retired employees, a group similar to the membership group of the CBOE. Although CBOE does have large, well-capitalized members, the membership is heavily represented by individual members, retirees and small, closely held trading firms. Approximately 630 of the 930 CBOE seats are owned by such individuals and small organizations. The total number of seat owners (counting affiliates as a single owner) is approximately 460. Of these 460 owners, over 90% are individuals or small organizations. Stated somewhat differently, over 90% of the seat owners, owning approximately 630 seats, are individuals and small organizations. The Company believes that many of these individuals and small organizations, like the Journal Company employees, will have a significant portion of their respective net worths represented by stock with transfer restrictions. This type of shareholder may have personal liquidity needs not shared by institutional investors, as discussed more fully above. In addition, holders of the Class A-1 Shares and Class A-2 Shares will not have access to a private resale market (which appears to have been available to Journal Company employees), nor will their shares have any value for margin or net capital purposes. This type of shareholder base would also value predictability in the results of the offers. The guaranteed percentage is any easily understood concept that will permit holders to predict their actual proceeds. Absent the requested relief, smaller holders, who do not fully understand strict proration mechanics, may not tender a sufficient number of shares to achieve a desired amount of proceeds. In addition, the Company believes that many holders, who made or currently make their livelihood on the exchange, like employees, value their continuing equity ownership, and would strongly prefer not to have to overtender in order to be assured a desired amount of proceeds. Lastly, since the shares are subject to transfer restrictions and since the owner must be the registered holder of the stock, the Company will, at all times during the restriction periods, be able to reliably determine the identity of each holder of Class A-1 Shares and Class A-2 Shares and the number of such shares owned by each shareholder.

Conclusion

Based on the policy reasons set forth above, and that the grant of relief requested is consistent the staff's administration of Rule 13e-4, on the basis of the representations and analysis set forth above, we respectfully request on behalf of the Company that the staff confirm that it will not recommend that the Commission take enforcement action with respect to the offers described above pursuant to Rule 13e-4(f)(3).

In accordance with Securities Act Release No. 33-6269 (December 5, 1980), enclosed are seven (7) additional copies of this letter. Please acknowledge receipt of this letter by date-stamping the enclosed extra copy of this letter and returning it to the undersigned in the enclosed, self-addressed stamped envelope.



If you have any questions concerning the foregoing, or if you require any additional information, please do not hesitate to contact the undersigned or Richard Miller (312-258-5596) of Schiff Hardin LLP or Joanne Moffic-Silver (312-786-7462), Executive Vice President and General Counsel of Chicago Board Options Exchange, Incorporated.

Sincerely,

David McCarthy

DM/lk